                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K



(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

                  For the fiscal year ended December 31, 1999


                                      OR


[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

               For the transition period from _______ to _______



                          Commission File No. 0-8898


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Midcoast Energy Resources, Inc. 401(k) Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Midcoast Energy Resources, Inc.
                          1000 Louisiana, Suite 2950
                             Houston, Texas 77002

                  Midcoast Energy Resources Inc. 401(k) Plan
                         Index to Financial Statements

Item 4

     (a) Financial Statements

         Report of Independent Accountants

         Statements of Net Assets Available for Benefits at December 31, 1999 and 1998

         Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999

         Notes to Financial Statements

     (b) Supplemental Schedule*

         Form 5500--Schedule of Assets Held for Investment Purposes at End of Year (Schedule I)

     (c) Exhibits

         23.1--Consent of Independent Accountants

                  Midcoast Energy Resources, Inc. 401(k) Plan
            Index to Financial Statements and Supplemental Schedule

                                                                                                            Page
Report of Independent Accountants                                                                             1

Financial Statements:

     Statements of Net Assets Available for Benefits at December 31, 1999 and 1998                            2

     Statement of Changes in Net Assets Available for Benefits for the Year

          Ended December 31, 1999                                                                             3

     Notes to Financial Statements                                                                          4 - 9

Supplemental Schedule*:

     Form 5500 - Schedule of Assets Held for Investment Purposes at End of Year
       (Schedule I)                                                                                          10

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted since they are not applicable.

                       Report of Independent Accountants

To the Participants and the Trustees of the Midcoast Energy Resources, Inc. 401(k) Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Midcoast Energy Resources, Inc. 401(k) Plan (the Plan) at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas
June 30, 2000

                  Midcoast Energy Resources, Inc. 401(k) Plan
                Statements of Net Assets Available for Benefits

                                                                                            December 31,
                                                                                  --------------------------------
                                                                                      1999                1998
                                                                                  -----------          -----------
Assets:
    Cash                                                                          $   213,897          $        -
    Investments, at fair value:
      Midcoast Energy Resources, Inc. common stock                                  1,115,425             690,816
      Other corporate stocks                                                                -               5,416
      Mutual funds                                                                  3,402,726             925,722
    Contributions receivable:
      Participants                                                                          -              17,668
      Employer                                                                         85,543              54,650
    Participant loans                                                                 247,805             117,444
                                                                                  -----------          ----------
      Total assets                                                                  5,065,396           1,811,716
Liabilities:
    Fees payable                                                                       11,787                 537
                                                                                  -----------          ----------
Net assets available for benefits                                                 $ 5,053,609          $1,811,179
                                                                                  ===========          ==========

        The accompanying notes are an integral part of these financial statements.

                  Midcoast Energy Resources, Inc. 401(k) Plan
           Statement of Changes in Net Assets Available for Benefits

                                                                  Year Ended
                                                                 December 31,
                                                                     1999
                                                                --------------
Additions attributed to:
    Interest and dividend income                                $    163,822
    Net appreciation on investments                                  188,272
    Contributions:
      Participants                                                   708,179
      Employer                                                       324,463
                                                                ------------
        Total additions                                            1,384,736
                                                                ------------
Deductions attributed to:
    Withdrawals                                                      681,717
    Administrative and investment expenses                            20,125
                                                                ------------
        Total deductions                                             701,842
                                                                ------------
Net increase in net assets available for
  benefits before rollovers from other plans                         682,894
Rollovers from other plans                                         2,559,536
                                                                ------------
Net increase in net assets available for benefits                  3,242,430
Net assets available for benefits, beginning of year               1,811,179
                                                                ------------
Net assets available for benefits, end of year                  $  5,053,609
                                                                ============

  The accompanying notes are an integral part of these financial statements.

                  Midcoast Energy Resources, Inc. 401(k) Plan
                         Notes to Financial Statements

1.       Description of Plan

         The following brief description of the provisions of the Midcoast Energy Resources, Inc. 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

         General
         Midcoast Energy Resources, Inc. (the Company) established the Midcoast Energy Resources, Inc. 401(k) Plan (the Plan) in December 1996. On February 22, 1999, the Plan was amended and restated to effectively eliminate the six-month service requirement for participant eligibility.

         The Plan is a defined contribution plan. All domestic and expatriate employees are eligible to enroll in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is administered by the Plan's Trustees and Investment Review Committee, whose members are appointed by the Company.

         Effective October 1998, Charles Schwab & Sons, Inc. was appointed Custodian of the Plan's assets and MBM Advisors Inc. became the Plan's third-party administrator. Under the terms of the Plan, the Custodian, on behalf of the Plan's Trustees, acquires, holds and disposes of securities, including the common stock of the Company owned by the Plan.

         Contributions
         Participants may contribute on a pre-tax basis up to 15% (up to a limit of $10,000 in 1999) of their base compensation to the Plan. After-tax contributions are not permitted by the Plan.

         For each Plan year, the Company may contribute to the Plan an amount of matching contributions determined by the employer at its discretion. The Company may choose not to make matching contributions for a particular Plan year. The Company's matching contributions are allocated based on each participant's share of total participant contributions and are made on a quarterly basis. Participants must have completed 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan year to be eligible for employer matching contributions. During 1999, the Company elected to match 60% of participant contributions up to a maximum of 7.5% of participant compensation.

         In addition, the Plan allows for nonelective contributions to the Plan each year in the amount determined by the Company at its discretion. The Company made no such contributions in 1999.

         Termination
         The Company reserves the right to amend or terminate the Plan, subject to the provisions of ERISA. Upon notice of termination or permanent suspension of contributions, the accounts of all participants affected thereby will become fully vested and in the event of termination, will be distributed in accordance with the provisions of the Plan.

         Loans
         A participant has the ability to borrow funds from the employee's vested pre-tax and rollover amounts. A loan is secured by the participant's account balance and bears interest at a fixed rate of prime plus 1%. Interest rates on loans outstanding range from 7% to 10%. Participants may borrow a maximum amount equal to the lesser of
         (i) 50% of each participant's vested account balance under the Plan or
         (ii) $50,000, reduced by the excess, if any, of the highest outstanding loan balance outstanding in the previous year over the loan balance currently outstanding. All loans are repayable within five years. Repayment of the principal and interest of a loan is invested according to the participant's current investment directions for future pre-tax contributions to the Plan. Upon leaving the Company, the Plan participant may repay the outstanding loan balance with a lump sum payment. In the event the loan can not be paid by the participant, the loan balance will be defaulted and become taxable to the participant.

                  Midcoast Energy Resources, Inc. 401(k) Plan
                         Notes to Financial Statements

         During 1999, $150,913 of new loans were made to participants.

         Withdrawals
         Withdrawals are permitted in the event of termination of employment, retirement, permanent disability, death or financial hardship, as defined in the Plan. In-service withdrawals may be made from a participant's account. Additionally, vested participants may make in-service withdrawals from the Company's matching account.

         At December 31, 1999, $190,762 of the Plan's net assets available for benefits relate to benefit claims which had been processed and approved for payment by the Plan, but which were unpaid as of December 31, 1999.

         Participant Accounts
         Separate accounts are maintained for each participant. Participant accounts are credited with pre-tax contributions, rollover contributions, the Company's matching contributions and an allocation of investment earnings, losses, and investment expenses. Furthermore, participant accounts are adjusted for withdrawals and transfers among investment options, if any.

         Participants have an option as to the manner in which their contributions may be invested. Separate funds are maintained and participants may direct their investments in 1% increments. A brief description of the Plan's investment options for the Plan year ended December 31, 1999 follows. For a detailed description of investment options and risk profiles, refer to the respective fund prospectus.

                        Fund                                                Investments
         ------------------------------------ ------------------------------------------------------------------------
         Russell  Lifepoints Aggressive       Common stocks of small, growing companies.
         Strategy Fund (LP Aggressive)

         Russell Lifepoints Balanced          Common stocks of domestic companies and debt obligations of
         Strategy Fund (LP Balanced)          domestic companies and the U.S. Government.

         Russell Lifepoints Moderate          Common stocks of medium to large-sized established companies.
         Strategy Fund (LP Moderate)

         Safeco Growth Fund (Safeco)          Common stocks of small, growing companies.

         Sound Shore Fund                     Common stocks of small to medium-sized companies that are expected to demonstrate growth in earnings and revenue.

         MFS Massachusetts Investors          Common stocks of medium to large-sized companies that are expected
         Growth Stock Fund-Class A (MFS)      to demonstrate long-term growth in earnings and revenue.

         Dreyfus Appreciation Fund            Common stocks of both domestic and foreign companies and debt
         (Dreyfus)                            securities of foreign governments.

         Schwab 1000 Fund-Investor Shares     Common stocks of the 1,000 largest publicly traded domestic
         (Schwab 1000)                        companies.

         Deutsche International Equity Fund   Common stocks of foreign companies.
         (Deutsche)

         Strong Government Securities Fund-   U.S. Government debt obligations, including Treasury and agency
         Investor Class (Strong)              issues.

         Federated High-Yield                 High-yield corporate debt obligations.
         (Federated)

         Schwab Retirement Money Fund         Money market instruments.
         (Schwab Retirement)

                  Midcoast Energy Resources, Inc. 401(k) Plan
                         Notes to Financial Statements



                        Fund                                                Investments
         ------------------------------------ ------------------------------------------------------------------------
         Schwab Institutional Advantage       Money market instruments.
         Money Fund (Schwab Institutional)

         Midcoast Energy Resources, Inc.      Midcoast Energy Resources, Inc. common stock.

         Unallocated forfeitures are maintained in the Schwab Retirement fund. Unallocated forfeitures are segregated from all other participants' records. Unallocated forfeitures of $15,983 at December 31, 1999 may be used to reduce future Company matching contributions.

         Vesting
         A participant's contributions are 100% vested at all times. Participants become vested in the Company's contributions and the related earnings of such contributions after attainment of the years of service specified below:

                                                  Vested and nonforfeitable
                          Years                    percentage of employer's
                       of service                 contribution into the Plan
                            1                                  20%
                            2                                  40%
                            3                                  60%
                            4                                  80%
                            5                                 100%

         In general, a participant will be deemed to have completed a "year of service" for each calendar year during which the participant completes at least 1,000 hours of service. In addition, a participant becomes fully vested in the Company's matching contributions, regardless of years of service, if employment is terminated due to total disability or death.

2.       Summary of Significant Accounting Policies

         Basis of Accounting
         The Plan's financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

         Investments
         Investments traded on national securities exchanges are valued at closing prices on the last business day of the year; investments traded on the over-the-counter market are valued at an average of the last reported bid and ask prices. The investments in the money market mutual funds (short-term investments) are highly liquid; therefore, the fair value approximates cost. The cost of investments sold is determined on the basis of average cost. Investments in mutual funds are valued on the basis of net asset value as reported by the respective mutual fund companies.

         Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                  Midcoast Energy Resources, Inc. 401(k) Plan
                         Notes to Financial Statements

         Benefits
         Benefit claims are accrued when they have been processed and approved for payment by the Plan. Claims processed and approved, but unpaid as of the Plan's fiscal year end, are not shown as liabilities on the statement of net assets available for benefits but are reflected as liabilities on the Plan's Form 5500.

         Expenses
         Certain Plan administration expenses are paid by the Company. For the year ended December 31, 1999, administrative expenses of $18,640 were incurred by the Company on behalf of the Plan.

         Excess Contributions Refundable to Employees
         Excess contributions refundable to highly compensated employees represent the refunds necessary to meet certain nondiscrimination provisions of the Internal Revenue Code (the Code). There were no excess contributions refundable to employees for the year ended December 31, 1999.

         Use of Estimates
         The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         Concentrations of Credit Risk
         Certain financial instruments potentially subject the Plan to concentrations of credit risk. These financial instruments consist of various mutual funds and the common stock of the Company. The Plan does not obtain or require collateral for these instruments. Changes in the economic environment have a direct impact on the market value of these instruments. It is reasonably possible that changes in the economic environment will occur in the near term and that such changes will have a material effect on the market value of the instruments included in the Plan.

         New Accounting Standard
         Effective December 15, 1999, the Plan adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (the SOP). The SOP modifies disclosures related to participant-directed investments, significant investment holdings of the Plan and benefit-responsive investment contracts. The Plan's financial statement disclosures, where applicable, have been conformed to the SOP.

3.       Tax Status

         The Plan obtained its latest determination letter on February 16, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. A favorable determination letter allows the Company to take a business expense deduction for contributions paid within a specified period and for participants' benefits not to be taxed until received by them. In addition, since the trust fund of the Plan is treated as an exempt organization, its income is not subject to federal or state income taxes.

         The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.       Related Parties

         The Trustes are authorized to invest in securities under their control. Transactions resulting in Plan assets being transferred to, or used by, a related party are prohibited under ERISA unless a specific exemption exists. As of December 31, 1999 and for the year then ended, there were no transactions with any "party-in-interest" as defined by ERISA for which there was not a specific exemption.

                  Midcoast Energy Resources, Inc. 401(k) Plan
                         Notes to Financial Statements

5.       Investments

         The following presents investments that represent 5% or more of the Plan's net assets:

                                                                                     December 31,
                                                                              1999                  1998
                                                                       --------------------   ------------------
         Midcoast Energy Resources, Inc. common stock,
           66,593 and 32,509 shares, respectively                               $1,115,425            $ 690,816
         LP Aggressive, 47,160 and 35,771 shares, respectively                     526,775              355,567
         LP Balanced, 42,924 and 7,574 shares, respectively                        461,004               76,649 *
         Dreyfus, 11,378 and 2,715 shares, respectively                            520,312              114,201
         MFS, 23,116 and 996 shares, respectively                                  469,952               15,844 *
         Schwab Retirement, 577,626 and 89,048 shares, respectively                577,626               89,048 *
         Schwab Institutional, 18,796 and 157,210 shares, respectively              18,796 *            157,210
         Participant loans                                                         247,805 *            117,444

         * Does not represent 5% or more of the Plan's net assets in the corresponding year.

         For the year ended December 31, 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:


         Common stock                                     $  (64,952)
         Mutual funds                                        253,224)
                                              ------------------------

                                                          $  188,272)
                                              ------------------------

         As of December 31, 1999 and 1998, the Plan held no nonparticipant directed investments.

                  Midcoast Energy Resources, Inc. 401(k) Plan
                         Notes to Financial Statements

6.       Reconciliation of Financial Statements to Form 5500

         The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the applicable
         Form 5500:

                                                                                  December 31,
                                                                        ----------------------------------
                                                                             1999              1998
         Net assets available for benefits per the financial
           statements                                                      $  5,053,609      $  1,811,179
         Contributions receivable                                                                 (72,318)
         Fees payable                                                                                 537
         Benefit payments payable                                              (190,762)
                                                                        ---------------      ------------
         Net assets available for benefits per the Form 5500               $  4,862,847      $  1,739,398
                                                                        ---------------      ------------

                 Midcoast Energy Resources, Inc. 401(k) Plan          Schedule I
         Schedule of Assets Held for Investment Purposes At End of Year


                                                       (c)                                    (e)+
                       (b)                         Description            Number of         Current
 (a)            Identity of issue                 Of Investment            Shares            value
  *      Midcoast Energy Resources, Inc.     Common stock                      66,593       $1,115,425
         Lifepoints Aggressive Strategy      Mutual fund                       47,160          526,775
         Lifepoints Balanced Strategy        Mutual fund                       42,924          461,004
         Lifepoints Moderate Strategy        Mutual fund                       14,768          154,479
         Deutsche International Equity       Mutual fund                        4,314          137,919
         Safeco Growth                       Mutual fund                        3,514           81,887
         Sound Shore                         Mutual fund                        5,358          157,893
         Dreyfus Appreciation                Mutual fund                       11,378          520,312
         MFS Massachusetts Investors
           Growth Stock A                    Mutual fund                       23,116          469,952
         Schwab 1000 Investor                Mutual fund                        3,828          154,139
         Federated High-yield                Mutual fund                       11,952           98,726
         Strong Government Securities
           Investor                          Mutual fund                        4,288           43,218
         Schwab Retirement Money Fund        Mutual fund                      577,626          577,626
         Schwab Institutional Advantage
           Money Fund                        Mutual fund                       18,796           18,796
  *      Participant loans                   Loans, interest rates
                                               ranging from 7% - 10%          247,805          247,805
                                                                                         --------------

                Total assets held for investment purposes                                   $4,765,956
                                                                                         ==============

* Indicates party-in-interest transaction, for which a statutory exemption exists.

+ Column (d) has been omitted since it is not applicable.

                                  Signatures

          In accordance with Section 15 (d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              MIDCOAST ENERGY RESOURCES, INC.
                                                       (Registrant)

                                                  BY: /S/ DAN C. TUTCHER
                                                      -----------------------
                                                           Dan C. Tutcher
                                                      Chief Executive Officer

Date:  July 13, 2000

          In accordance with the Securities and Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

        Signature                Capacity in Which Signed                           Date
        ---------                ------------------------                           ----
/S/ DAN C. TUTCHER               Chairman of the Board                          July 13, 2000
------------------
 (Dan C. Tutcher)                 Chief Executive Officer
                                  and President


/S/ I. J. BERTHELOT, II          Executive Vice President,                      July 13, 2000
-----------------------
 (I. J. Berthelot, II)            Chief Operating Officer
                                  and Director


/S/ TED COLLINS, JR.             Director                                       July 13, 2000
--------------------
 (Ted Collins, Jr.)


/S/ CURTIS J. DUFOUR III.        Director                                       July 13, 2000
-------------------------
(Curtis J. Dufour, III.)


/S/ RICHARD N. RICHARDS          Director                                       July 13, 2000
-----------------------
 (Richard N. Richards)


/S/ RICHARD A. ROBERT            Treasurer, Principal Financial Officer         July 13, 2000
---------------------
 (Richard A. Robert)             Principal Accounting Officer


/S/ BRUCE WITHERS                Director                                       July 13, 2000
-----------------
 (Bruce Withers)